EXHIBIT 4.9

Confidential portions of this document have been omitted
pursuant to a request for confidential treatment

Dated this 15th day of November 2004

SUPPLEMENTAL AGREEMENT

TO THE

SUBCONTRACT OF 13TH MAY 2004

between

HUAWEI TECH INVESTMENT CO. LIMITED
(hereinafter referred to as the "Contractor")

and

MANDARIN COMMUNICATIONS LIMITED
(hereinafter referred to as the "Buyer")

SUPPLEMENTAL AGREEMENT
TO THE SUBCONTRACT OF 13TH MAY 2004

This Supplemental Agreement is made this 15th day of November 2004 between

HUAWEI TECH INVESTMENT CO. LIMITED, a company incorporated in Hong Kong, having its office at Room 3610-13, The Center, 99 Queen's Road Central, Hong Kong, and its accepted assignees or legal successors (the "Contractor" or "Huawei"); and

MANDARIN COMMUNICATIONS LIMITED, a company incorporated in Hong Kong, having its offices at 13th Floor, Warwick House, Taikoo Place, 979 King's Road, Hong Kong, and its accepted assignees or legal successors (the "Subcontractor").

WHEREAS:-

a) The parties have entered into a Subcontract on 13th May 2004 (the "Subcontract") setting out the Subcontracted Work to be performed by the Subcontractor; and

b) The parties wish to enter into this Supplemental Agreement to the Subcontract on the terms and conditions below.

NOW THEREFORE, in consideration of the Subcontract Price and other good and valuable consideration herein, it is agreed as follows:-

  This Supplemental Agreement is supplemental to the Subcontract and unless otherwise stated or required by the terms of this Supplemental Agreement, words, expressions and terms defined in the Subcontract shall have the same meaning and effect when used hereunder.

  This Supplemental Agreement shall be effective upon due execution by the Contractor and the Subcontractor.

  The Subcontract Price shall be amended and increased accordingly to cover the additional items set out in Schedule 7.

  The parties agree that Schedule 5 (LHI Model) of the Subcontract and the Change Order thereto shall be amended as set out in Schedule 8 (Final LHL Model Sites Actual/New LHI) hereto. Schedule 8 shall replace and supersede Schedule 5 with immediate effect. For the avoidance of doubt, the actual revisions/amendments to Schedule 5 are separately shown and detailed in Schedule 7 [Supplemental LHI Model Sites Revised LHL Model Site (Total LHI Model Site)].

  This Supplemental Agreement shall be governed by and construed in all respects in accordance with the laws of Hong Kong, Special Administrative Region ("Hong Kong, SAR").

  This Agreement may be executed in two or more counterparts each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument.

  Except as expressly amended or otherwise modified herein, the terms and conditions of the Subcontract as well as the Schedules thereto shall remain in full force and effect.

In witness whereof, the parties have executed and delivered this Supplemental Agreement through their respective duly authorised representatives.

By:

For and on behalf of	)
HUAWEI TECH INVESTMENT CO. LIMITED	)
)
)

By:

For and on behalf of	)
MANDARIN COMMUNICATIONS LIMITED	)
)
)

** The confidential portion has been omitted
and filed separately with the Commission

Schedule 7

**

** The confidential portion has been omitted
and filed separately with the Commission

Schedule 8

**